Exhibit A

RESOLVED, that Apollo Investment Corporation (the “Corporation”), Apollo Investment Management, L.P. (the “Adviser”) and Apollo Investment Administration, LLC (the “Administrator”) shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $5 million issued by National Union Fire Insurance Company of Pittsburgh, Pa (“AIG”) against larceny and embezzlement, civil fines and penalties assessed against the Corporation’s Chief Compliance Officer and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act;

RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors, and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio;

RESOLVED, that the share of the premium to be allocated to the Corporation, the Adviser and the Administrator for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchase separately, be, and the same hereby is, approved by the Directors and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the Corporation under the Bond is less than the premium the Corporation would have had to pay had it maintained a single insured bond;

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefor;

RESOLVED, that the agreement among the Corporation, the Adviser and the Administrator providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Corporation and also by any other named insured, the Corporation shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the Corporation may determine to be necessary or desirable and proper with the advice of Corporation counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.